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gsaltarelli@sidley.com (212) 839-5918	FOUNDED 1866

May 16, 2006

BY EDGAR

Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Whitehall Jewellers, Inc.
Schedule 13E-3 filed April 21, 2006
Schedule 14A filed April 21, 2006
File No. 005-46037

Dear Ms. Ransom:

          On behalf of our client, Whitehall Jewellers, Inc. (the “Company”), we are responding to the letter dated May 10, 2006 (the “Comment Letter”) from you to the Company.  Set forth below are the Company’s responses as well as responses on behalf of the Purchaser Group provided to us by Schulte Roth & Zabel LLP, counsel to Prentice, to the comments set forth in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter appears directly above either the Company’s corresponding response or the Purchaser Group’s corresponding response.  Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the relevant filings.

Schedule 14A

                    1.          Throughout this discussion we note that the Company repeatedly indicates that it “has no knowledge that the statements [in various sections of the proxy statement] are untrue or incomplete, but the Company has not verified the accuracy or completeness of such information.”  While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.  Further, please consider consolidating these statements into one statement as the multiple appearances of this statement seem duplicative.

                    Response:          As we discussed during our telephone conversation on Thursday, May 11, we have retained the language originally used in the preliminary proxy statement, but we have consolidated these statements into one statement in accordance with your suggestion. As discussed, we have added cross-references to the statement where appropriate.

MS. MARA L. RANSOM MAY 16, 2006 PAGE 2	NEW YORK

Letter to Stockholders

                    2.          Where you refer to the percentage of ownership of shares of common stock held by the Investors, please quantify the amount of shares to which you make reference.  Here or on page i, please also quantify the amount of voting power, in the form of Common Shares and Class B Shares, necessary to adopt the Merger Agreement.

                    Response:          The Company has revised the disclosure accordingly.

Summary Term Sheet, page i

                    3.          In an appropriate place in this discussion, please revise to briefly provide the fairness determination made by the Purchasers.

                    Response:  The Purchaser Group has revised the Summary Term Sheet of the Preliminary Proxy Statement on Schedule 14A to include a brief description of the fairness determination made by the Purchaser Group.

Cautionary Statement Concerning Forward-Looking Information, page 3

                    4.          We note your reference to Section 27A of the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please remove this reference.

                    Response:  The Company has revised the statement accordingly.

The Special Meeting, page 4

                    5.          Please note that all of the information required by Item 7, 8 and 9 of Schedule 13E-3 (Items 1013, 1014 and 1015 of Regulation M-A) must appear in a “Special Factors” section in the front of the proxy statement. See Rule 13e-3(e)(1)(ii).  Consider moving the information that appears under this header and “The Parties” after your discussion of Items 7, 8 and 9 of Schedule 13E-3.

                    Response:  The Company has revised accordingly.

The Merger and Related Transactions, page 7

                    6.          Please revise to ensure that you have provided a discussion of the effects of the merger, which should address the benefits and detriments to each group quantified to the extent possible, pursuant to Item 1013(d) of Regulation M-A.

MS. MARA L. RANSOM MAY 16, 2006 PAGE 3	NEW YORK

                    Response:          The Company has complied with this comment by adding a section entitled “Certain  Effects of the Merger” under the heading “Special Factors”.

Reasons for the Board of Directors’ Recommendation: Factors Considered, page 32

                    7.          We note your indication that the Board of Directors did not conduct its own going concern analysis nor did it adopt the analysis of Duff & Phelps.  Please revise to discuss why as the fact may be important for shareholders in assessing the transaction and the company’s fairness determination.  See Exchange Act Release 17719 (April 13, 1981).

                    Response:  The Company has revised accordingly.

                    8.          On page 9, you state that the Merger is not structured so that approval of at least a majority of unaffiliated security holders is required.  In an appropriate place in this discussion, please advise us as to how the Board was able to determine that the going private transaction is fair absent this safeguard.  This comment also applies to the fairness determination of the Purchaser Group.

                    Response:          The Company has revised accordingly.  Furthermore, the Company notes that its stockholders holding a majority of the Common Shares not already owned by the Investors and their respective affiliates tendered their Common Shares into the Offer (i.e. approximately 50.3% of the outstanding Common Shares were tendered, out of the 74.5% not then owned by the Investors and their respective affiliates).  Presently, stockholders other than the Investors and their affiliates own 24.2% of the outstanding Common Shares of the Company.  As such, if the vote of a majority of the Common Shares held by the unaffiliated stockholders were required to approve the Merger Agreement, it would require 12.1% of the Common Shares to approve the second-step merger (in addition to the 50.3% who have already tendered).

                    Counsel to the Purchaser Group has informed us that the Purchaser Group respectfully refers the Staff to the first paragraph on page 44 which describes the factors the Purchaser Group considered in determining the fairness of the transaction structure.  Additionally, we have been informed that the Purchaser Group believes that the approval of at least a majority of unaffiliated stockholders was not required to ensure fairness of the transaction to unaffiliated stockholders because the Merger Agreement contemplates a two-step transaction whereby the Merger was conditioned upon consummation of the Offer, and the unaffiliated stockholders of the Company were given the option to tender their shares in the Offer, and the disclosure has been revised accordingly.

                    Position of the Purchaser Group as to the Fairness of the Merger, page 41

                    9.          We note your disclosure on pages 42 and 43 indicating that the Purchaser Group “believes that the Offer and the Merger are both substantively and procedurally fair to the stockholders of Whitehall.”  Please revise your fairness determination to indicate that the going private transaction or, in this case, the merger is fair to unaffiliated stockholders, as opposed to not making any distinction as to which group the fairness determination is being rendered or referring to the “public” stockholders.

MS. MARA L. RANSOM MAY 16, 2006 PAGE 4	NEW YORK

                    Response:          The Purchaser Group has revised the Section entitled “Special Factors --Position of the Purchaser Group as to the Fairness of the Merger” to clarify that the Purchaser Group believes that the Offer and the Merger are fair to the unaffiliated stockholders of the Company.

                    10.          You mention that the Purchaser Group did not believe that it was necessary to retain their own fairness advisor “given the Investors’ expertise and experience in the industry.”  Considering a fairness advisor would provide an assessment as to the fairness of the transaction without any conflicts of interest, elaborate upon this disclosure to explain why you believe that the transaction is procedurally fair without this protection.

                    Response:          The Purchaser Group has revised the Section entitled “Special Factors--Position of the Purchaser Group as to the Fairness of the Merger” to add the requested disclosure.  Counsel to the Purchaser Group has informed us that the Purchaser Group believes that it was unnecessary to retain its own fairness advisor not only because of the Investors’ experience in the industry and in valuing transactions of this group, but also because of the procedural safeguards established by the Company in ensuring fairness of the transaction to unaffiliated stockholders.  Additionally, the Purchaser Group has informed us that unlike in many going-private transactions, the Purchaser Group did not have a long history of involvement with the Company nor did it have any representation on the Company’s Board of Directors at the time the merger agreement was entered into or during the pendency of the tender offer.  Accordingly, counsel to the Purchaser Group has informed us that the Purchaser Group does not believe that it had any relationship with the Company that prevented the Company’s or the Purchaser Group’s analysis of the transaction, supported by a fairness opinion from a reputable valuation firm, from being fully independent.

Source and Amount of Funds, page 51

                    11.          It appears that Purchaser’s financing for the purchase of Whitehall is not assured, considering it is necessary to make a capital contribution from Prentice and Holtzman.  If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for Purchaser, including the required financial statements.  See Instruction 2 to Item 14 of Schedule 14A.  Please revise or advise.

                    Response:  Counsel to the Purchaser Group has informed us that, in light of the merger consideration consisting solely of cash and the obligation of Prentice in the merger agreement to be responsible for any failure of the Purchaser to satisfy its obligations to pay the merger consideration, the Purchaser Group does not believe that financial statements of Purchaser are relevant or required under Instruction 2 of Item 14 of Schedule 14A.  Furthermore, as we understand was discussed in your telephone conversation on Monday, May 15, with counsel to the Purchaser Group, disclosure has been added that Prentice and Holtzman have more than $100 million in the aggregate in available unrestricted cash to make the required capital contributions to Purchaser.

Appraisal Rights, page 52

                    12.          Please revise to specifically indicate whether a security holder’s failure to vote against a proposal will constitute a waiver of his appraisal or similar rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under State law.  See Item 3 of Schedule 14A.

MS. MARA L. RANSOM MAY 16, 2006 PAGE 5	NEW YORK

                    Response:          The Company has revised the disclosure accordingly.

Closing Comments

                    Enclosed please find a mark-up of the preliminary proxy statement addressing the comments by the SEC as well as any additional updates to the disclosure and to the format of the proxy statement in preparation for filing the definitive proxy.

                    Attached as Exhibit A please find the Company’s acknowledgement regarding responsibility for the accuracy and adequacy of the disclosure.

                    Please direct any questions or further communications relating to the above to the undersigned at (212) 839-5918 or Lori Anne Czepiel at (212) 853-8768.  Thank you.

Very truly yours,

/s/ Gabe Saltarelli
Gabe Saltarelli

cc:	Robert Nachwalter
Whitehall Jewellers, Inc.

Lori Ame Crepiel
Sidley Austin LLP

Robert Goldstein
Schulte Roth & Zabel LLP

EXHIBIT A

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois  60606

May 16, 2006

Re:	Whitehall Jewellers, Inc.
Schedule 13E-3 filed April 21, 2006
Schedule 14A filed April 21, 2006
File No. 005-46037

Ladies and Gentlemen:

          I, John R. Desjardins, as the Executive Vice President and Chief Financial Officer of Whitehall Jewellers, Inc. (“Whitehall”), am delivering this letter at the request of the Securities and Exchange Commission (the “SEC”) in its letter dated May 10, 2006.

          Whitehall has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of Schedule 14A and Schedule 13E-3, File No. 005-46037, filed April 21, 2006.

          Whitehall acknowledges that (i) Whitehall is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) staff comments or changes to disclosure in response to staff comments in Whitehall’s filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Whitehall’s filings; and (iii) Whitehall may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Desjardins
John Desjardins
Executive Vice President
and Chief Financial Officers
Whitehall Jewellers, Inc.